Mail Stop 3561

December 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Bill E. Larkin, Chief Financial Officer
Fuel Systems Solutions, Inc.
3030 South Susan Street
Santa Ana, California 92704

> **Re:** **Fuel Systems Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed April 22, 2008**
> **File No. 001-32999**

Dear Mr. Larkin:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 2. Restatement of Consolidated Financial Statements, page F-15

1.   We note from the disclosures provided in Notes 2 and 19, that the company has
        restated certain of its financial statements for 2005, 2006 and 2007 due to its
        identification of certain errors relating to capitalizing certain labor and overhead
        costs associated with the build-up of inventory at some of the company's foreign
        subsidiaries for the year ended December 31, 2005. We also note that the impact
        of the correction, net of taxes, decreased the company's net loss by $.7 million for
        the year ended December 31, 2005.

        In this regard, please explain why the correction of this error in 2005 also
        impacted the company's consolidated balance sheet at December 31, 2006, and its
        balance sheets as of the end of the quarters ended March 31, 2006 and 2007, June
        30, 2006 and 2007, and September 30, 2006 and 2007, but did not impact the
        company's results of operations in any of these other periods as the disclosures
        provided in Notes 2 and 19 imply.

Note 9. Related Party Transactions, page F-40

2.   We note from the disclosure in the last paragraph on page F-41 that the non-
        current receivable from WMTM Equipmamento de Gases Ltd. ("WMTM") was
        originally due on January 31, 2007 but has been extended to January 31, 2010.
        We also note that as a result of the extension of the due date, past due balances on
        trade payable to MTM and historical operating results, the company has evaluated
        the collectability of the loan from WMTM and has impaired the loan by $1.0
        million at December 31, 2007. We further note from the disclosures in the second
        paragraph on page F-42 that effective October 1, 2006, the company changed its
        method of accounting for sales to WMTM from the accrual basis to the cash basis
        as a result of WMTM's financial difficulties.

        Given WMTM's uncertain financial condition and ability to satisfy it's
        obligations due to the company, please explain in further detail the company's
        basis or rationale for its conclusion that the remaining long-term receivable from
        WMTM of approximately $3.5 million is not impaired at December 31, 2007.
        Also, please explain the specific nature and timing of the changes in facts and
        circumstances that resulted in the recognition of additional impairment charges
        with respect to this long-term receivable during the nine months ended September
        30, 2008.

Assuming a satisfactory response, please significantly expand your disclosures in future filings to explain the basis for your conclusions that the remaining amounts due from WMTM are not impaired.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief